UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of foreign private issuer

pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934.

For the Month of October, 2016

Commission File Number: 001-12126

CHINA ENTERPRISES LIMITED

(Exact name of registrant as specified in its charter)

Unit 703, 7/F., 1063 King’s Road, Quarry Bay, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐  Yes            ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

CHINA ENTERPRISES LIMITED

SIGNATURE

ANNOUNCEMENT OF THE FORTHCOMING ANNUAL GENERAL MEETING

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 24, 2016

CHINA ENTERPRISES LIMITED

By:	/s/ Yap, Allan
Name: Yap, Allan
Title: Chairman

CHINA ENTERPRISES LIMITED

ANNOUNCEMENT REGARDING ANNUAL GENERAL MEETING

HONG KONG, CHINA, October 24, 2016 - The Board of Directors of the Company announced the following information for the forthcoming annual general meeting: -

2016 ANNUAL GENERAL MEETING

The Annual General Meeting for the Company will be held in Hong Kong on December 23, 2016. Based on the record date of October 26, 2016, the Company will dispatch a notice of the meeting and a proxy statement to shareholders in due course.

For more information, please contact:

Hong Kong

China Enterprises Limited

Tel: (852) 3151 0300

Fax: (852) 2542 0298